ProjectMQ

Technology Software Entertainment Media B2B

Family-friendly esports to help colleges & other brands reach younger audiences

PROJECTMQ.COM TAMPA FLORIDA


PROJECT MQ®
Getting Colleges and Brands into Esports



We're creating this platform, because we believe that inclusion and accessibility are the keys to growing gaming and esports. We care because we believe video games can inspire youth to pursue technology careers (like Super Mario Bros. 3 did for us when we were 6). Equally as important, our business supports small businesses (indie devs) worldwide.

Marcus Howard CEO @ ProjectMQ

Why you may want to support us...

1. Unlike varsity esports, our platform lets an entire community participate (like pickup basketball).
2. ProjectMQ has a strategic partnership with Tencent Games, the world's largest gaming company.
3. Propriety game discovery technology, that curates many amazing esports games from around the world.

Why investors ❤ us

WE'VE RAISED $15,300 SINCE OUR FOUNDING



I am investing in this company because I have a passion for video games, eSports, academics and business. After having gotten to know Marcus Howard (The CEO) I can immediately see that he is the type of person that will be successful in any en devour of his, and through his past experience with his brother, they both have identified a real need in the eSports and academic community. I very much look forward to seeing the company grow, and to what heights Marcus and his team can take such a wonderful and truly good idea.

Gianni Maiorano Senior Business Development Manager

LEAD INVESTOR INVESTING $12,500 THIS ROUND



Marcus is an extremely intelligent, caring, individual with a lot of passion for his sector. He has truly visionary ideas and knows how to adapt this vision into a practical business platform.

Andrew Maiorano

I have been following Marcus and Malcolm's business journey on social media. It is evident that they are experts in their field and passionate about their work. I love that they have prioritized inclusivity and accessibility with their gaming technology. I'm excited to watch them grow this company!

Khaleh Thomas

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Marcus Howard

CEO

In 2019, Marcus co-authored "The Business of Esports", published by the University of South Florida. He was a featured speaker on panels at 2 separate conferences: "Tampa Bay and the eSports Industry", and "Level Two & Beyond: The Future of Esports"



Malcolm Howard

CTO

In 2019, Malcolm served as primary author of a local school's first technology plan, which resulted in a $10,000 STEM grant for the school. He also designed/taught a STEM Summer camp curriculum focused on the art/science of video game development.



Gianni Maiorano

Director of Sales

Gianni's most impressive business accomplishment is becoming the number one global new business development manager with a 1 million dollar close being the foundation.



Kathryn De Shields-Moon

Director of Communications

Kat mentored more than 180 upcoming writers during a year-long games journalist training program. She was a featured speaker at Esports Insider Summer Forum in Brighton, UK, MomoCon, SIEGECon, & Dekalb Entertainment Expo.



Avik Sogoyan
Director of Product Design
Avik lead production to deliver Call of Duty Ghosts website, social marketing, and Mobile App.



Sebastian Burton
Director of Esports
Sebastian started his pro gaming career at 16. By 2012, he was a sponsored player, competing against the world's best in games like Dead Or Alive. After helping companies like Activision, Capcom & Namco Bandai, he started his own esports agency.

In the news



Tampa tech firm pivots, aims for colleges, universities that want to engage students through esports

A love of video games inspired Marcus and Malcolm Howard to pursue technology careers. The twin brothers have put a big bet on the industry repaying that love with business success. They've spent the

February 20, 2020 @ stpetecatalyst.com

VentureBeat

ProjectMQ wants to help you find indie games

Twin brothers Marcus and Malcolm Howard have spent the last five years working on ProjectMQ, a multimedia hub to help people find upcoming indie games. They envision it as a platform that can live on PC

July 26, 2018 @ venturebeat.com

Downloads

- Motion Twin referral letter for ProjectMQ.pdf
- PMQ PLC MOU 1 .pdf
- PMQ TMA MOU 1 .pdf
- ProjectMQ Esports Deck - WeFunder.pdf

The Story of ProjectMQ

A long time ago (approximately 1992), in a NES far far away....


SUPER MARIO BROS. 3
The biggest, most exciting MARIO BROS. adventure yet!
Nintendo
ENTERTAINMENT SYSTEM


WORLD 5
$22
0065870
279

Our story actually starts a few years earlier, back in 1992. That year, our parents got us Super Mario Bros. 3 for Christmas. We were six, and became captivated by the technology of video games.

Super Mario Bros. 3 inspired a pure fascination of video games and technology in us. The high school Magnet School Program required that our parents purchase TI-83+ graphic calculators for each of them, for use in their 9th grade Trigonometry class.

We loved video games, and wanted to make our own (again).


ProjectMQ's Origins: Our Indie Game

The genesis of ProjectMQ: our second indie game

Both of us quickly learned that these machines could play video games, and we began coding our first game on them. Unfortunately, our Trigonometry teacher erased the game we were building, because we were playing games in her class, instead of listening to her.

Fast-forward 10 years, and we both have undergraduate degrees from Georgia Southern University (Marcus' in Information Technology, Malcolm's in Computer Science). Because we both still loved games, we thought we'd take a stab at building a new game: a puzzle experience with RPG mechanics. You can see an early design of the game below.

ProjectMQ (Pre-Pivot) Launches Indie Game Search Engine


LEVEL UP ProjectMQ Launch Date Unlocked HD 1
Copy link
STRIKE PODKĀSTS
Strike podcast (John, April, Cesar, David) / 20.March 2014
Strike podcast (John, April, Cesar, David) / 20.March 2014
Strike podcast (John, April, Cesar, David) / 20.March 2014
Strike podcast (John, April, Cesar, David) / 20.March 2014
UPCOMING EVENTS
New ProjectMQ Art...
ProjectMQ Early A...
POPULAR BLOG POSTS
ANNOUNCING PROJECTMQ

As we continued designing our puzzle game, we began market research to identify the size of our target audience. To our surprise and disappointment, we learned that game discovery had been terribly broken for decades. As of 2013, while nearly 75% of (PC) indie games were created by independent game developers, indie games only represented 2% of the revenue in the global video game industry.

To solve that problem, we began building a multimedia search engine exclusively for indie games. Our theory was that if we could digitize word of mouth marketing, and curate a global catalog of the world's best indie games, we could create a one stop shop for gamers to quickly/easily find the best games for their preferred genre and platform of choice.

ProjectMQ Wins Lupe Fiasco's 2016 National Startup Contest!



Three years into our journey, and had finally begun to hit our stride. While we did have Avik available as a contract designer for our UI, the two of us were leading the consistent growth of ProjectMQ. Outside of their full-time jobs, Malcolm handled everything technical like coding ProjectMQ's site, and Marcus handled everything business-related like building ProjectMQ's community.

Despite all of the international growth they were building in the brand and the app, they weren't able to secure any angel investments from America. As a result, they pivoted their focus in the investment community to startup accelerators and pitch competitions.

Between 2016 and 2018, they had managed to graduate from 4 different startup accelerators, and secure $21,500 in grants from various pitch competitions. One of those, was an national competition, where ProjectMQ placed as a top 5 winner of Lupe Fiasco startup contest, out of 750 applicants nationwide.

ProjectMQ Expands from Digital Brand into Live Events


DreamHack 2017: Marcus Howard ProjectMQ Interview
Watch later
Share

In 2017, we began expanding our support for indie devs from virtual to IRL (in real life), by launching our "Indie Game Arcade". This was a free program they started in the local Savannah (Georgia) community, where they showcased amazing indie games from around the world, for to help parents and their children understand that there were more to video games that just guns and violence.

Later that Summer, ProjectMQ was invited to produce their Indie Game Arcade again, when DreamHack hosted it's inaugural annual event at the Georgia World Congress center. Marcus also got his first speaking opportunity in the gaming industry at that event on the panel "Adventures in Indie Game Development".

Paypal's Picks ProjectMQ as Top Digital Service of 2018!


ProjectMQ: Taking Indie Games to the Next Level with PayP...
Watch later
Share

By 2018, since they had only secured $5K in accredited investment plus the $21,500 in startup grants from pitch competitions, money was starting to get tight. In that 5 year period as a bootstrapped startup, we had invested over $300K in R&D and operational expenses, via the salaries from our full-time jobs. Know that both of us had our own families to take care of, we couldn't continue the same level of financial support for ProjectMQ that we'd done in the past. We were very close to shutting down the company.

Luckily, PayPal came to the rescue. Marcus was still regularly checking the internet for grant opportunities from startup competitions, and discovered one from PayPal. In 2018, PayPal selected ProjectMQ out of 20,000+ applicants nationwide, as the top digital service of their 2018 business contest. The prize included $10K in cash, and a redesign of our website's landing page, both of which we desperately needed.

ProjectMQ Co-Produces iHeartMEDIA's 1st Esports Event!


CAGE sizzle reel iHeartMedia
Watch later
Share
RAOH'S CONCLAVE
Connecting
the

Later that Fall, we were also blessed with an awesome opportunity to co-produce iHeartMEDIA's first esports event. After 5 years of hard work, this finally became the first time that our business generated revenue from something other than startup competitions. Following the success of the DreamHack event in 2017, this esports event generated $12K for us. The following year, we generated another $8K from esports events, highlighting a promising path forward for ProjectMQ.

Time to Pivot: ProjectMQ Shifts Focus to Esports


PROJECT
MQ
Getting Colleges and Brands into Esports

While we were able to scale ProjectMQ to users in 40 counties, and curate a catalog of nearly 100 amazing indie games from around the world, the search engine platform never generated any money for us. Hindsight is always 20/20, and it's clear to us now that ProjectMQ failed because we had the wrong business model and user acquisition strategy. We originally intended for our multimedia search engine to have a subscription model like Spotify, and we also wanted to launch as an invite-only community like Facebook did.

Though, we now understand that ProjectMQ should have been a free/open media platform like Youtube, where we monetized from advertising, and we should have focused on growing the largest user base possible. Instead, we built a closed ecosystem designed to charge indie devs and gamers, two demographics who couldn't pay us. As a result, our combined subscription and invite-only strategies were conflicting and counterproductive.


Campus Esports: Start Small and Grow
PROJECT MQ
Online Tournaments
Next-Gen Arcades
Virtual Safari
On-Campus Events

Meanwhile, we generated $20K from esports between 2018 and 2019, which represented nearly 75% of our revenue over that two-year period. Learning from our mistakes with the search engine business, we've evolved ProjectMQ into an experiential marketing agency. Our new business now provides paid consulting to help colleges and other non-endemic businesses learn about the gaming/esports industry. Then, we recommend products and services to the business, that helps them use video games to achieve their business goals.

Our pivot from B2C to B2B2C allows us to get paid upfront for consulting, and then paid long-term for additional consulting plus product/subscription sales. Also, instead of competing in the saturated markets of varsity/pro esports and endemic brands, we're tackling the greenfield opportunities with intramural esports and non-endemic brands. And focusing on family-friendly games lets ProjectMQ leverage its previous network.

ProjectMQ Teaches Game Development to At-Risk Youth


Let's Create Video Games: Teaching Kids to Code
Watch later
Share

Today, only 2% of professional in the global gaming industry are Black, and only 2.2% of Black men in the US work in STEAM-related professions. Our goal is to grow ProjectMQ into a massively successful business and brand for gamers around the world. We're also driven by a strong desire to use video games to inspire the next generation of innovators to pursue lucrative STEAM careers. "Do well by doing good" - Benjamin Franklin

Investor Q&A

– COLLAPSE ALL

What does your company do?

ProjectMQ provides esports consulting/resources that help colleges & other brands more effectively engage younger audiences. Our 1st platform in an online intramural esport tournament app, featuring a rotating catalog of family-friendly games that we curate from amazing indie developers around the world. Our 2nd platform gamifies attendance & rewards engagement at live events, like a "Disney Fast Pass" experience, featuring a virtual safari for digital scavenger hunts similar to "PokemonGo".

Where will your company be in 5 years?

By end of 2022, we project to scale to 1K of 20K colleges worldwide. Across our full portfolio of esports consulting/products/services, we expect to generate $100K/school in 2022. Afterward, we hope to have $100M from our 1K colleges. Via the last official report from Forbes and PitchBook in October 2018, esports organizations were valued at 13.8 times revenue. With $100K per school at 1K schools in 2022, our goal is to get acquired for $1.38B. These projections cannot be guaranteed.

Why did you choose this idea?

We're creating this platform, because we believe that inclusion and accessibility are the keys to growing gaming and esports. We care because we believe video games can inspire youth to pursue technology careers (like Super Mario Bros. 3 did for us when we were 6). Equally as important, our business supports small businesses (indie devs) worldwide.

How far along are you? What's your biggest obstacle?

We created the business in March of 2019, and last year we generated $15K of revenue, which is significant to us given that we can only work on nights and weekends. Next week, we'll receive our dev's teams project plan to complete the first version of our online esports tournament platform. Based on our conversations with them, we expect that the platform will be ready by the end of Summer, so that schools can being using it (and paying us to use it) for the Fall 2020 semester. We have multiple colleges around the country that have expressed strong interest in this platform. Our biggest obstacle is that we can't yet afford to dedicate full-time resources to finish this platform and grow this company. This campaign will remove that obstacle.

Who competes with you? What do you understand that they don't?

We're confident that our esports platform will be a success, thanks to the traction that PlayVS has already made. PlayVS is a esports platform for high schools that raised $96M & scaled to two-thirds of all US high schools in 13 months. Unlike PlayVS, ProjectMQ is the only esports org focused on indie games. Also, our platform focuses on colleges, instead of highschools. ProjectMQ already has a global footprint, with a gaming community in 40 countries. And with our proprietary game discovery technology, which no other esports company has, we can keep a steady supply of new games in our esport platform. Other competing platforms in collegiate esports have discussed partnering with us for intramural esports, to leverage our catalog of games.

How will you make money?

We charge schools $25K per year, for their entire campus community (on-campus students, off-campus students, faculty, staff, alumni) to have access to unlimited tournaments on our platform. We also charge schools $15K per year, for the entire campus community to have unlimited access to our patented virtual safari platform, similar to "PokemonGo for Businesses" to host digital scavenger hunts. We complement those two SAAS offerings, with a portal of original gaming and esports content (think MTV), where we expect to generate $5K per month in adverting and premium subscription revenue.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Our biggest risk is the lack of full-time staff for the company. We have 6 people eager to grow ProjectMQ, but we don't have the funding to add any of them on to the company full-time. As a result, we can only grow this company part-time on nights/weekends, which prevents us from making continuous and significant progress on our goals. If we fail, it's because we have not been able to effectively communicate the difference of value between varsity esports (i.e 15 people on the basketball team) versus intramural esports (i.e. the entire campus community, including faculty/staff/alumni). In order for us to succeed, we need to finalize our $36K preseed investment on a Reg CF platform, & finish our MVP this Summer. We already have games ready.

What does your company plan to do with the capital raised?

We're raising a $36K pre-seed round. We expect 10% of that ($3600) to go to WeFunder's platform fees, and credit card processing fees. $2500 of that will go to our legal team's retainer. The remaining $29,900 will go towards completing the MVP of our online esports tournament platform.

Why does raising capital through equity crowdfunding appeal to you?

We already have $30K of capital in hard commitments ready to close our pre-seed/angel round; we're looking for a platform to quickly/easily accept those funds and issue equity to those investors. Also, several of our other friends and family have expressed interest in financially supporting our business, but most of them don't qualify as accredited investors, so an equity crowdfunding platform will allow them to invest as well. Lastly, with an equity crowdfunding platform, we can dictate the term sheet, instead of resorting to the predatory term sheets that we've encountered from the majority of investors we've met.

Who is on your executive team and why did you choose them?

I have an IT degree, with 13 years of professional experience building/scaling startups in various industries, and 7 years of professional experience in the $152B gaming industry. My identical twin brother Malcolm has a Computer Science degree, the same professional experience, and was previously the Director of Software Development for a national news media company. Our Esports Director Sebastian Burton has over 10 years of experience as a top-ranked professional gamer, was previously a contestant on one of the first realityTV shows for competitive gaming, and is currenly an international consultant for esports and digital marketing. Our Sales Director Gianni Maiorano is an accomplished sales leader who has secured multiple million-dollar deals in his career. Our PR Director Kathryn De Shields-Moon has had an exceptional career in the gaming industry over the last several years, and currently works as the Director of PR and Partnerships at Skillshot Media, the #1 esports production company in Atlanta, the #1 esports market in the country. Our Creative Director Avik Sogoyan has a Design degree from the Art Insitute of Los Angeles, numerous awards for his incredible design work, and was previoulsy the creative lead for multiple "Call of Duty" titles.

Why do you think now is the best time for this business?

Even before traditional sports were suspended due to the covid19 pandemic, esports viewership in the US was projected to surpass all professional sports leagues by the end of 2021. 82% of Gen Z skip ads, 51% of Gen Z uses ad blocking software, and only 18% of Gen Z watches cable content weekly, making it increasingly difficult for brands to engage younger audiences. On the other hand, 97% of kids between the ages of 12 and 17 play video games, and as of 2017 Gen Z represents the largest generation in the United States. We're building a one-of-a-kind solution for colleges and other brands to effectively engage younger audiences, leverage a unique catalog of family-friendly games we've curated from around the world.

What unique partnerships or the key advantages does your company have?

We a strategic partnership with Tencent Games, the world's largest gaming company, which includes a gaming/esports activation at the upcoming 2021 Super Bowl in Tampa Bay. We also have a strategic partnership with Beasley Media Group (1200+ radio stations nationwide), where we supply them a catalog of curated games from around the world, and we receive sales commission from the video games they sell. We're also launching a book this Fall, showcasing the top 100 thought leaders and innovative companies in North America's gaming/esports ecosystem, which will help us generate qualified leads to schools around the country/world. Finally, our entire team is made up of seasoned gaming industry professional and life-long gamers, so we have the perfect combination of expertise and passion to make this company successful.

Where's the video that gives me the TL:DR (too long - didn't read) summary of these questions?

https://youtu.be/keLay0hH8Ik

Why is your valuation only $243K, when the valuation of most startups on WeFunder is between $2M and $20M, and the industry average valuation for early stage startups is about $1.5M?

The majority of (Silicon Valley) venture capital ecosystem has a bad habit of grossly overestimating startups. Some popular examples include Uber, WeWork, and Theranos. Unfortunately, we've also seen that behavior in the gaming/esports industry. In 2018, the high school esports startup PlayVS raised $96M at a $1.65B valuation. To put that 2018 valuation into proper context, the global esports market is on track to reach $1.1B this year, which means that Silicon Valley somehow managed to value PlayVS at more than 50% than all of the revenue in the entire global market.

We fundamentally disagree with that valuation strategy. Instead, we've decided to create a fair market valuation on our company. The standard approach to valuing companies is their revenue/earnings, times an earning multiple specific to that company's industry. Tech companies are typically valued at 10 times their revenue, and esports organizations are valued at 13.8 times revenue. This 13.8 revenue multiple comes via report from Forbes and PitchBook, to respected and reliable sources of startup/investment data.

Last year, our company generated approximately $15K of revenue. When you multiply that times the 13.8X multiple of esports organizations, you get a pre-revenue multiple of $207K. We initially intend to raise $36K in our pre-seed round, which makes our total valuation $243K ($207K plus $36K). We understand that our approach undervalues our company by nearly 90%, based on the industry-standard method of valuing companies at our growth stage. This is a sacrifice we are willing to make, to help address the issues in the venture capital industry.

Please provide a list of your current advisors, mentors, and/or board members, if applicable, and indicate their role in the company.

Our stellar advisory board is helping us with storytelling, merchandising, introductions to prospective college clients, connections to prospective sponsors, and expansion into Europe. Erik Reynolds is a 20+ year veteran of the gaming industry, and has previously worked in a senior communications role at major gaming brands like Riot Games and Electronic Arts: www.linkedin.com/in/erikleereynolds/. Drew Greer is a branding and merchandise expert, whose worked in a senior role with global brands like Nike and Under Armor: www.linkedin.com/in/drewgreer/. Joakim Sandberg was previously a senior leader at DreamHack, one of the world's most popular esports brands: www.linkedin.com/in/joakim-sandberg4you/. Avril Stinton is a well-respected business liaison for the local Tampa Bay community, and is helping us establish our strategic relationships in the local community: www.linkedin.com/in/avrilstinson/. Dr. Michelle Harrolle is the Director at Vinik Sport & Entertainment Management Program and President of WISE Tampa Bay; she's helping us build strategic relationships with several high-profile sports teams/brands around the country: www.linkedin.com/in/michelle-harrolle-phd/

How much capital is needed (if any) to get to start generating revenues again?

We don't need any capital to start generating revenues again. We're currently on track to finalize a PO on July 28th, 2019 with a top-ranked NCAA school. It's an annual contract worth $25K.